legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQUIRE, LLM	WWW.LAWCAST.COM

OF COUNSEL:
CRAIG D. LINDER, ESQUIRE
PETER P. LINDLEY, JD, CPA, MBA	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

August 7, 2015

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
Filed July 17, 2015
File No. 333-205729

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated August 5, 2015. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Given the size of the offering by Mr. Mathieson relative to the number of shares presently outstanding held by non-affiliates, as well as Mr. Mathieson’s role as an executive officer of your company and his seat on your board of directors, we are concerned that Mr. Mathieson’s resale transaction could be a primary offering on your behalf. Please provide us with a detailed analysis as to why the proposed offering by Mr. Mathieson is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website, www.sec.gov.

Response: Mr. Mathieson is no longer selling securities in the offering that is the subject of Amendment No. 1. In Amendment No. 1, the Company has made appropriate changes to the calculation of registration fees table, to the number of shares being offered and to the principal and selling stockholders table to reflect the fact that Mr. Mathieson is not a selling stockholder. See, e.g. “Principal and Selling Stockholders,” beginning on page 35 of Amendment No. 1.

Prospectus Cover Page

Comment 2: Please reconcile your disclosure in the second paragraph on the prospectus cover page that the selling stockholders may be deemed to be underwriters with your disclosure on page 14, in the second to last sentence of the third paragraph, that the selling stockholders are underwriters.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

August 7, 2015

Response: In Amendment No. 1, the Company has revised its disclosure on the prospectus cover page to read, in pertinent part, as follows (additions are underlined and deletions are denoted by strikethrough):

The selling stockholders, and any participating broker-dealers, are~~may be~~ deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock. We will be responsible for all fees and expenses incurred in connection with the preparation and filing of the registration statement of which this prospectus is a part; provided, however, that we will not be required to pay any underwriters’ discounts or commissions relating to the securities covered by the registration statement.

Comment 3: Please revise the prospectus cover page to clarify whether the selling shareholders will sell at the fixed price of $10.00 per share for the duration of the offering. Please make conforming revisions, as necessary throughout the prospectus (e.g., the offering summary, determination of offering price and plan of distribution sections of the prospectus).

Response: In Amendment No. 1, the Company has revised its disclosure throughout the prospectus, including on the prospectus cover page, in “Prospectus Summary—The Offering” on page 6, “Determination of Offering Price” on page 14 and “Plan of Distribution” on page 14, to clarify that the selling stockholders will sell at a fixed price of $10.00 per share for the duration of the offering.

Principal and Selling Stockholders, page 35

Comment 4: Please confirm that your representation in the last sentence of the second paragraph of this section encompasses the legal entities identified in the footnotes to the table.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the representation in the last sentence of the second paragraph of “Principal and Selling Stockholders” encompasses the legal entities identified in the footnotes to the table. In addition, the Company has revised its disclosure on page 35 of “Principal and Selling Stockholders” in Amendment No. 1 to read as follows (additions are underlined):

Information on beneficial ownership of securities is based upon a record list of our shareholders and we have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Based on the information provided to us by or on behalf of the selling stockholders, no selling stockholder, and no entity listed in the footnotes to the table below, is a broker-dealer or an affiliate of a broker-dealer.

If the Staff has any further comments regarding the Company’s registration statement on Form S-1 or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Dietrich A. King

Securities and Exchange Commission

August 7, 2015

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IEG Holdings Corporation

By:	/s/ Paul Mathieson
Paul Mathieson
Chief Executive Officer

cc:	Jonathan E. Gottlieb/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832